UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 CENTRAL PUERTO S.A

BUENOS AIRES, March 31, 2025

Note: CPSA-GG-N-0125/25-AL

COMISIÓN NACIONAL DE VALORES

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Management of Issuing Companies

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

To 3 MERCADOS S.A.

Paraguay 777

City of Rosario

Subject: Material news

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (“CPSA”, “CEPU” or the “Company”) in compliance of Section 2, Chapter I, Title XII of CNV Regulations (restated text 2013 as amended) so as to inform that the Board of Directors decided the following at its Meeting today:

(i) To approve -subject to the approval of the corresponding Shareholders’ Meetings of the involved companies- the corporate reorganization of the Company and CP Renovables S.A. (“CPR”), which shall consist of a merger by absorption where CPR will transfer -in its capacity as absorbed company- and CPSA will acquire -in its capacity as absorbing and continuing company- ownership over CPR’s property (the “Merger”) at the Merger’s effective date. All this under the terms and conditions described in the Previous Merger Commitment (“Previous Merger Commitment”) and the Merger Prospectus (the “Merger Prospectus”).

Considering CPSA holds 100% of CPR’s shares, CPSA’s equity will not be increased due to the Merger. For that reason, it is not necessary for CPSA to increase its equity nor to issue new shares due to the Merger. Consequently, it is not necessary to set a shares swap relationship since all CPR’s shares will be canceled without the need of new CPSA shares being issued. CPR will be wound up without being liquidated as a consequence of the Merger.

The Merger will be conducted in accordance with the provisions of Section 82 and related ones of the Business Entities Act (Law No. 19550) as amended, it being fiscally framed as a corporate reorganization free of taxes as per Section 80 and related ones of the Income Tax Act (Law No. 20628) as amended and its Decree (Decree 862/19 as amended), and subject, among other authorizations, to the administrative agreement of CNV in accordance with Section I, Chapter X, Title II of CNV Regulations (restated text 2013 as amended).

In addition, it is informed that the Board of Directors also decided to approve the following at its Meeting: (i) The use of the financial statements for the fiscal year ended December 31, 2024 issued on March 7, 2025 as individual balance sheets for the purpose of the Merger in accordance with Section 82 and related ones of the Business Entities Act; and (ii) a special merger consolidated balance sheet of CPR and CPSA as of December 31, 2024; (iii) the Previous Merger Commitment; and (iv) the Merger Prospectus.

(ii) To approve -subject to the approval of the corresponding Shareholders’ Meetings of the involved companies- the corporate reorganization of the Company and Ecogas Inversiones S.A. (“ECOGAS”), which shall consist of a split-off-merger, in which CEPU will divide: (a) The shareholding it has in Distribuidora de Gas del Centro S.A., Energía Sudamericana S.A. -both companies controlled by ECOGAS-, and in ECOGAS; and (b) the amount of $305,000,000 (jointly, the “Divided CEPU Equity”) to merge such equity with ECOGAS, which company will have the capacity as absorbing and continuing company under the terms and conditions described in the Previous Split-off-Merger Commitment (the “Previous Commitment”) and the Split-off-Merger Prospectus (the “Prospectus”). ECOGAS will see the following: (a) The issuance of 8,097,326 common book-entry shares Class “D” under the public offering regime with a face-value of $10 and holding one vote each, which will be 80,973,264 common book-entry shares Class “D” under the public offering regime with a face-value of $1 and holding one vote each in case ECOGAS Shareholders’ Meeting approves the face value of the shares (the “New Shares”), which shall be granted to CEPU shareholders depending on the swap relationship agreed by the Parties; (b) the cancellation of the total common book-entry shares class “A” of ECOGAS held by CEPU (5,998,658 shares with a face value of $10 each, which will be 59,986,580 shares with a face value of $1 in case ECOGAS Shareholders’ Meeting approves the face value of the shares; (c) the increase of its share capital by $20,986,684, increasing the amount of $229,230,580 to $250,217,264 due to the issuance of the New Shares and the cancellation of the shares Class “A” referred to in points (a) and (b) above; and (d) the increase of its equity by the fair value of the Divided CEPU Equity, net of the fair value of shares Class “A”, which will be canceled, and net of fair value of its own shares that may be kept by ECOGAS in the share fractions not given to CEPU shareholders. The difference between the fair value om point (d) above and the increase of the mentioned share capital shall be recorded as “Issuance premium” (the “Corporate Reorganization” or “Split-off-Merger”, indistinctly).

The Split-off-Merger will be conducted in accordance with the provisions of Section 83, 88 and related ones of the Business Entities Act (Law No. 19550) as amended, it being fiscally framed as a corporate reorganization free of taxes as per Section 80 and related ones of the Income Tax Act (Law No. 20628) as amended and its Decree (Decree 862/19 as amended) and subject, among other authorizations, to the administrative agreement of CNV in accordance with Section I, Chapter X, Title II of CNV Regulations (restated text 2013 as amended).

In addition, it is informed that the Board of Directors also decided to approve the following at its Meeting: (i) The use of the financial statements for the fiscal year ended December 31, 2024 issued on March 7, 2025 as individual balance sheets for the purpose of the Split-off-Merger in accordance with Sections 83 and 88 of the Business Entities Act; (ii) the special split-off balance sheet of the Company as of December 31, 2024; (iii) the special consolidated split-off-merger balance sheet of ECOGAS and CEPU as of December 31, 2024; (iv) the Previous Commitment; and (v) the Prospectus.

Finally, the Board of Directors at its Meeting decided to call a Special Shareholders’ Meeting to consider the Merger, the Corporate Reorganization and the amendment of the corporate purpose so that the company can ensure different obligations on May 22, 2025 on first call.

Based on the foregoing, it is put on record that once the Prospectus and the Merger Prospectus project are approved, the Company will publish so in accordance with Article 5, Section I, Chapter X, Title II of CNV Regulations, together with the corresponding documents that must be made duly available to the shareholders before the Meeting.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 1, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact